LONE OAK ACQUISITION CORPORATION

500 W. Texas Avenue, Suite 1450

Midland, Texas 79701

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

To be held on January 30, 2014
(or any adjournment or postponement thereof)

To the Shareholders of
Lone Oak Acquisition Corporation

Notice is hereby given that the Extraordinary General Meeting (the “General Meeting”) of the Shareholders of Lone Oak Acquisition Corporation (the “Company”) will be held on January 30, 2014 at 1:00 p.m. local time at Omni Fort Worth Hotel, 1300 Houston Street, Fort Worth, Texas, and at any adjournment or postponement thereof. The General Meeting is called for the following purpose:

1.	To amend and restate the Company’s Amended and Restated Memorandum and Articles of Association and pass the required resolution to change the Company’s corporate name to “Arabella Exploration, Inc.” as a special resolution.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on January 15, 2014 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the General Meeting or any adjourned or postponement thereof. The register of members of the Company will not be closed. A list of the shareholders entitled to vote at the General Meeting may be examined at the Company’s offices during the 10-day period preceding the General Meeting.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the General Meeting in person. Your vote is important. Whether or not you expect to attend the General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the General Meeting to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the General Meeting. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may obtain directions to the meeting by calling our offices at 432-897-4755. Shareholders may obtain a copy of these materials, free of charge, by contacting Jason Hoisager at 500 W. Texas Avenue, Suite 1450, Midland, Texas 79701.

By Order of the Board of Directors,

Jason Hoisager
President

Midland, Texas, January 17, 2014

IMPORTANT

Whether or not you expect to attend the General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form to ensure your representation at such meeting.

LONE OAK ACQUISITION CORPORATION

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LONE OAK ACQUISITION CORPORATION

500W. Texas Avenue, Suite 1450

Midland, Texas 79701

PROXY STATEMENT

for

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on January 30, 2014
(or any adjournment or postponement thereof)

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Lone Oak Acquisition Corporation (the “Company,” “we,” “us,” or “our”) for the Extraordinary General Meeting of Shareholders to be held at Omni Fort Worth Hotel, 1300 Houston Street, Fort Worth, Texas, on January 30, 2014 at 1:00 p.m. local time and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of General Meeting of Shareholders. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company, at the above stated address at least two hours before the meeting or any adjourned meeting. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor. You may obtain directions to the meeting by calling our offices at 432-897-4755.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Form of Proxy will first be mailed or given to the Company’s shareholders is on or about January 17, 2014.

Your vote is important. Whether or not you expect to attend the General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the General Meeting. If you hold your shares in street name and wish to vote your shares at the General Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a proxy appointing you to vote your shares.

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QUESTIONS AND ANSWERS ABOUT THE GENERAL MEETING

The following is information regarding the proxy material, General Meeting and voting is presented in a question and answer format.

Q.	What is the purpose of this document?

A.	This document serves as the Company’s proxy statement, which is being provided to Company shareholders of record at the close of business on January 15, 2014 (the “Record Date”) because the Company’s Board of Directors is soliciting their proxies to vote at the Extraordinary General Meeting of Shareholders (“General Meeting”) on the item of business outlined in the Notice of General Meeting of Shareholders (the “Meeting Notice”).

Q.	Why am I receiving these materials?

A.	We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the General Meeting, including at any adjournments or postponements of the meeting. You are invited to attend the General Meeting to vote on the proposal described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about January 17, 2014 to all shareholders of record entitled to vote at the General Meeting.

Q.	Who may vote and how many votes my I cast?

A.	Only shareholders of record on the Record Date, January 15, 2014, will be entitled to vote at the General Meeting. On the Record Date, there were 4,829,826 ordinary shares outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter. There are no other classes of share capital outstanding.

Q.	What am I voting on?

A.	You are being asked to vote to on the following matter:

•	To amend and restate the Company’s Amended and Restated Memorandum and Articles of Association and pass the required resolution to change the Company’s corporate name to “Arabella Exploration, Inc.” as a special resolution.

If an item properly comes up for vote at the General Meeting, or at any adjournment or postponement thereof, that is not described in the Meeting Notice, your Proxy will vote the shares as recommended by the Board of Directors pursuant to the discretionary authority granted in the proxy. At the time this proxy statement was printed, we were not aware of any matters to be voted on which are not described in this proxy statement.

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Q.	How do I vote?

A.	You may vote “For” or “Against” the proposal to amend and restate the Company’s Amended and Restated Memorandum and Articles of Association and pass the required resolution to change the Company’s corporate name to “Arabella Exploration, Inc.”, or “Abstain” from voting on such proposal. The procedures for voting are outlined below:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the General Meeting or vote by proxy using the enclosed proxy card.

•	To vote in person, come to the General Meeting and we will give you a ballot when you arrive; or

•	To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us by 11:59 p.m. EST on the day before the General Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank, Custodian or Other Nominee Holder

If you received this proxy statement from your broker, bank, custodian or other nominee holder, your broker, bank, custodian or other nominee holder should have given you instructions for directing how that person or entity should vote your shares. It will then be your broker, bank, custodian or other nominee holder’s responsibility to vote your shares for you in the manner you direct. Please complete, execute and return the proxy card in the envelope provided by your broker, bank, custodian or other nominee holder promptly.

Under the rules of various national and regional securities exchanges, brokers generally may vote on routine matters, such as the ratification of the engagement of an independent public accounting firm, but may not vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The amendment to effect the change in the Company’s corporate name is a non-routine matter, and, consequently, your broker, bank, custodian or other nominee holder will not have discretionary authority to vote your shares on this matter. If your broker, bank, custodian or other nominee holder does not receive instructions from you on how to vote on this matter, your broker, bank, custodian or other nominee holder will return the proxy card to us, indicating that he or she does not have the authority to vote on this matter. This is generally referred to as a “broker non-vote” and may affect the outcome of the voting.

We therefore encourage you to provide directions to your broker, bank, custodian or other nominee holder as to how you want your shares voted on all matters to be brought before the General Meeting. You should do this by carefully following the instructions your broker, bank, custodian or other nominee holder gives you concerning its procedures. This ensures that your shares will be voted at the General Meeting.

You are also invited to attend the General Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank, custodian or other nominee holder.

Q.	How does the Board recommend I vote?

A.	Our Board of Directors recommends that you vote:

•	FOR the amendment and restatement of the Company’s Amended and Restated Memorandum and Articles of Association and required resolution to change the Company’s corporate name to “Arabella Exploration, Inc.”

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Q.	What if I change my mind after I vote via proxy?

A.	If you hold your shares in your own name, you may revoke your proxy at any time before your shares are voted by:

•	mailing a later dated proxy prior to the General Meeting;

•	delivering a written request in person to return the executed proxy;

•	voting in person at the General Meeting; or

•	providing written notice of revocation at least two hours before the meeting or any adjourned meeting to the Corporate Secretary of the Company at: 500 W. Texas Avenue, Suite 1450, Midland, Texas 79701.

If you hold your shares in the name of your broker, bank, or other fiduciary, you will need to contact that person or entity to revoke your proxy.

Q.	What does it mean if I receive more than one proxy card or voting instruction form?

A.	It means that you have multiple accounts at our transfer agent or with brokers, banks, or other fiduciaries. Please complete and return all proxy cards and voting instruction forms to ensure that all of your shares are voted.

Q.	How many shares must be present to hold a valid meeting?

A.	For us to hold a valid General Meeting, we must have a quorum, which means that not less than 33.33% of our outstanding ordinary shares that are entitled to cast a vote are present in person or by proxy at the General Meeting. Proxies received but marked as abstentions and Broker Non-Votes will be treated as shares that are present and entitled to vote for purposes of determining a quorum. Your shares will be counted as present at the General Meeting if you:

•	properly submit a proxy card (even if you do not provide voting instructions); or

•	attend the Meeting and vote in person.

On January 15, 2014, the Record Date, there were 4,829,826 ordinary shares outstanding. Therefore, at least 1,608,332 shares need to be present in person or by proxy at the General Meeting in order to hold the meeting and conduct business.

Q.	How many votes are required to approve the item of business?

A.	The proposal to amend and restate the Company’s Amended and Restated Memorandum and Articles of Association to change the Company’s corporate name to “Arabella Exploration, Inc.” will be approved if the holders of not less than two-thirds of the votes cast by the shareholders at the General Meeting vote in favor of such amendment.

Only shares that are voted are taken into account in determining the proportion of votes cast for any of the proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

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Q.	Who pays the cost for soliciting proxies?

A.	We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q.	Where can I find additional information about the Company?

A.	Our reports on Forms 20-F and 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our web site at http://www.arabellapetroleum.com . The principal executive office of the Company is located at 500 W. Texas Avenue, Suite 1450, Midland, Texas 79701. The mailing address of the principal executive office is 500 W. Texas Avenue, Suite 1450, Midland, Texas 79701. The telephone number for the Company is 432-897-4755.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of January 15, 2014:

•	each person known to us to own beneficially more than 5% of our ordinary shares;
•	each of our directors and executive officers; and
•	all of our directors and executive officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options or warrants exercisable by a person within 60 days after the date of this proxy statement. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all securities shown as beneficially owned by them.

Name and Address (1)	Number of Shares Beneficially Owned	Percentage of Ownership (2)
Directors and executive officers:
Berke Bakay(3)	3,287,355	42.4
Jason Hoisager	1,469,012	30.4
Terry E. Sanford	0	*
Chad D. Elliott	130,032	2.7
Richard J. Hauser(4)	3,278,428	42.2
William B. Heyn(5)	267,664	5.4

All directors and executive officers as a group (6 individuals)	8,432,491	77.6

Principal shareholders:
BBS Capital Fund, LP(3)	3,278,428	42.2
Hauser Holdings LLC(4)	3,278,428	42.2
Greg McCabe	1,003,597	20.8
Travis Street Energy, LLC(6)	312,500	6.5
John V. Calce(7)	267,662	5.4
James R. Preissler(8)	267,662	5.4

*	less than one percent (1%).

(1) Unless otherwise noted, the business address for each of our beneficial owners is 500 W. Texas Avenue, Suite 1450, Midland, Texas 79701.

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(2) Based on 4,829,826 ordinary shares outstanding, taking into account the shares issued in the business combination, but excluding the treasury shares held in escrow subject to certain performance targets, and the warrants which became exercisable upon close of the business combination. Such warrants are deemed to be outstanding for the purpose of computing the percentage ownership of the indicated individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3) The number of ordinary shares beneficially owned by Mr. Bakay consists of (i) 345,928 ordinary shares beneficially owned by BBS Capital Fund, LP, (ii) 8,927 ordinary shares owned by Mr. Bakay, and (iii) warrants exercisable for 2,932,500 ordinary shares, all of which are owned by BBS Capital Fund, LP. Mr. Bakay and BBS Capital Fund, LP have sole voting and dispositive power over all such securities. The address of BBS Management Group is 5524 E. Estrid Avenue, Scottsdale, Arizona 85254. Messrs. Heyn, Calce and Preissler each have an option to purchase warrants to purchase 247,500 shares (742,500 in the aggregate) from BBS Capital Fund, LP.

(4) The number of ordinary shares beneficially owned by Mr. Hauser consists of (i) 345,928 ordinary shares beneficially owned by Hauser Holdings, LLC, and (ii) warrants exercisable for 2,932,500 ordinary shares, all of which are owned by Hauser Holdings, LLC. Mary Jane Hauser has sole voting and dispositive power over all securities held by Hauser Holdings LLC. The address of Hauser Holdings LLC is 50 South Sixth Street, Minneapolis, Minnesota 55402. Ms. Hauser is the wife of Richard J. Hauser, one of our directors. Messrs. Heyn, Calce and Preissler each have an option to purchase warrants to purchase 247,500 shares (742,500 in the aggregate) from Hauser Holdings, LLC.

(5) The number of ordinary shares beneficially owned by Mr. Heyn consists of (i) 102,664 ordinary shares and (ii) warrants exercisable for 165,000 ordinary shares. Mr. Heyn has an option from each of BBS Capital Fund, LP and Hauser Holdings, LLC to purchase warrants to purchase 247,500 shares (495,000 in the aggregate).

(6) Mark G. Avery has sole voting and dispositive power over all ordinary shares held by Travis Street Energy, LLC. The address of Travis Street Energy, LLC is 712 S. Main Street, Suite 1200, Houston, Texas 77002.

(7) The number of ordinary shares beneficially owned by Mr. Calce consists of (i) 102,662 ordinary shares and (ii) warrants exercisable for 165,000 ordinary shares. The business address of Mr. Calce is 17950 Preston Road, Suite 1080A Dallas, Texas 75252. Mr. Calce has an option from each of BBS Capital Fund, LP and Hauser Holdings, to purchase warrants to purchase 247,500 shares (495,000 in the aggregate).

(8) The number of ordinary shares beneficially owned by Mr. Preissler consists of (i) 102,662 ordinary shares and (ii) warrants exercisable for 165,000 ordinary shares. The business address of Mr. Preissler is 50 Old Route 25A Fort Salonga, NY 11768. Mr. Preissler has an option from each of BBS Capital Fund, LP and Hauser Holdings, LLC to purchase warrants to purchase 247,500 shares (495,000 in the aggregate).

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PROPOSAL NO. 1

PROPOSAL TO CHANGE NAME FROM LONE OAK ACQUISITION CORPORATION TO ARABELLA EXPLORATION, INC.

The Company proposes to amend and restate its Amended and Restated Memorandum and Articles of Association to change its corporate name from “Lone Oak Acquisition Corp.” to “Arabella Exploration, Inc.”

In the judgment of the Company’s Board of Directors, the change of the Company’s corporate name is desirable to more accurately reflect its corporate identity following its acquisition of Arabella Exploration, Limited Liability Company on December 24, 2013.

Shareholders will not be required to exchange outstanding share certificates for new share certificates if the new name is adopted.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE FOLLOWING RESOLUTION:

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT THE NAME OF THE COMPANY BE CHANGED FROM “LONE OAK ACQUISITION CORPORATION” TO “ARABELLA EXPLORATION, INC.” AND THAT ITS AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION BE SO AMENDED AND RESTATED.

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OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the General Meeting. If any other matters should properly come before the General Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone, facsimile or other electronic communications. We may reimburse brokers or other persons holding ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Where You Can Find More Information

We file annual reports and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

/s/ Jason Hoisager
President

January 17, 2014

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GENERAL MEETING OF SHAREHOLDERS OF

LONE OAK ACQUISITION CORPORATION

January 30, 2014

Please sign, date and mail your proxy card in the envelope provided promptly.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Jason Hoisager or William B. Heyn, individually, as proxy to represent the undersigned at the General Meeting of Shareholders to be held at Omni Fort Worth Hotel, 1300 Houston Street, Fort Worth, Texas on January 30, 2014 at 1:00 p.m. local time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

1.	AMENDMENT AND RESTATEMENT OF CONSTITUTIONAL DOCUMENTS AND CHANGE OF CORPORATE NAME TO ARABELLA EXPLORATION, INC.	FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors knows of no other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed. If no direction is given, this proxy will be voted in favor of Item 1. Abstentions will be treated as being present and entitled to vote and, therefore, will have the effect of votes against such proposals. If you do not provide your broker or other nominee with instructions on how to vote your “street name” shares, your broker or nominee will not be permitted to vote them on non-routine matters (a broker “non-vote”) such as Item 1. Shares subject to a broker “non-vote” will not be considered entitled to vote with respect to Item 1, and will not affect the outcome on that Item. We encourage you to provide instructions to your broker regarding the voting of your shares.

Signature of Shareholder	Date
Signature of Shareholder	Date

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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